eNavvi, Inc (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

eNavvi, Inc
Balance Sheet

Balance Sheet
As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Initiate Business Checking℠ (4378) - 1	128,878.32	4,863.43
Total Bank Accounts	**$128,878.32**	**$4,863.43**
Other Current Assets		
Inventory Asset	585.00	
Loans to officers	1,500.00	
Uncategorized Asset	527.62	
Total Other Current Assets	**$2,612.62**	**$0.00**
Total Current Assets	**$131,490.94**	**$4,863.43**
TOTAL ASSETS	**$131,490.94**	**$4,863.43**
LIABILITIES AND EQUITY		
Liabilities		
Total Liabilities		
Equity		
Common stock	103,785.16	31,297.16
Opening balance equity	451.89	451.89
Retained Earnings	-26,885.62	
SAFE	170,000.00	
Net Income	-115,860.49	-26,885.62
Total Equity	**$131,490.94**	**$4,863.43**
TOTAL LIABILITIES AND EQUITY	**$131,490.94**	**$4,863.43**

Unaudited

eNavvi, Inc
Income Statement

Profit and Loss
January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Income		
Total Income		
GROSS PROFIT	**$0.00**	**$0.00**
Expenses		
Advertising & marketing	37,787.26	2,520.30
Contract labor	67,335.69	14,471.86
General business expenses	-976.06	627.23
Legal & accounting services	4,621.00	
Meals	1,214.04	150.69
Office expenses	3,345.81	8,051.49
Payroll expenses		442.12
Rent	2,400.00	
Travel	132.75	179.67
Uncategorized Expense		442.26
Total Expenses	**$115,860.49**	**$26,885.62**
NET OPERATING INCOME	**$ -115,860.49**	**$ -26,885.62**
NET INCOME	**$ -115,860.49**	**$ -26,885.62**

eNavvi, Inc
Statement of Cash Flows

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-26,885.62
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -26,885.62**
FINANCING ACTIVITIES	
Common stock	31,297.16
Opening balance equity	451.89
Net cash provided by financing activities	**$31,749.05**
NET CASH INCREASE FOR PERIOD	**$4,863.43**
CASH AT END OF PERIOD	**$4,863.43**

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-115,860.49
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-585.00
Loans to officers	-1,500.00
Uncategorized Asset	-527.62
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-2,612.62**
Net cash provided by operating activities	**$ -118,473.11**
FINANCING ACTIVITIES	
Common stock	72,488.00
SAFE	170,000.00
Net cash provided by financing activities	**$242,488.00**
NET CASH INCREASE FOR PERIOD	**$124,014.89**
Cash at beginning of period	4,863.43
CASH AT END OF PERIOD	**$128,878.32**

Unaudited

<p style="text-align:center">eNavvi, Inc
Statement of Changes in Equity</p>

Statement of Changes in Equity	Year Ended Dec, 2023	Year Ended Dec, 2022
Opening Balance	$4,863.43	
Net profit/loss	-$115,860.49	-$26,885.62
Stock Issued	$103,785.16	$31,297.16
Preferred Stock Issued	$0.00	$0.00
Ending Balance	$131,490.94	$4,863.43

<p style="text-align:center">Unaudited</p>

eNavvi, Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

eNavvi, Inc (the "Company") is a corporation organized in March 2019 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. RELATED PARTY TRANSACTIONS

In November 2023, the Company entered into a related party transaction with Simon Chang, Reddy Pathakota, and Alexander Prevallet, the founders of the Company. The Company conducted a conversion of founder contributions into Equity. Contributions made by the founders of the Company between November 1, 2022, and November 30, 2023, are as follows: Simon Chang: $34,200, Reddy Pathakota: $27,000, and Alexander Prevallet: $17,000. The Company converted these contributions into equity at a fixed price of $0.30 per share.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.